Rudolph J. Fritsch

Education:

High School: Malcolm Campbell

University: Sir George Williams

Studies: Mechanical Engineering

Employment:

Ferro Products Col Ltd

1966-1980: Machine design including mechanical, hydraulic, electrical systems, preparing patent applications

1980-1985: Electronics CNC control design using 8080 microprocessor, CAD design using Solidworks

1985-2005: President of Ferro Products

2005-Present: President of Allsteel, Design Allsteel tank head forming press systems

2013-Present: Secretary-Treasurer, Mechanical Engineer for LPPFusion --design and re-design mechanical components

Post University education:

Hydraulics systems design by Vickers Hydraulics

Computervision CAD and FEA training by Computervision

Solidworks CAD and FEA training by Javelin systems

Studies in New Austrian Economics for master's degree

Book Published:

Beyond Mises: written to explain Austrian economics to non-experts

Patents:

Press Brake Mechanism

Dish Forming Press